April 30, 2008

Ms. Karen Garnett
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Raymond James Financial, Inc. (the “Company”)
Proxy Statement on Schedule 14A
Filed January 7, 2008
File No. 001-09109
.

Dear Ms. Garnett:

This letter is in response to your comment letter dated March 28, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Schedule 14A

Base Salary and Annual Bonus, page 10

1.	Please describe how the Committee determines base salary amounts.

The Corporate Governance, Nominating and Compensation Committee (the “CGN&C Committee”) of the Board of Directors discusses and acts upon the recommendations of Mr. James, the Company’s Chief Executive Officer and largest shareholder, with respect to the base salaries of the named executive officers, except himself.  Mr. James has historically recommended base salary increases by an amount that approximates a percentage range that is also applicable to the overall Company employee population, except for situations involving promotions and/or expanded responsibility.  Mr. James typically has the benefit of geographic and industry based compensation surveys when making his recommendations.

2.
We note the statement that for fiscal 2007, the Performance Bonus Pool was allocated equally among the Operating Committee members participating in that pool.  Please tell us how this allocation was consistent with the bonus formulas disclosed in your 2007 proxy statement.

880 Carillon Parkway     St. Petersburg, Florida 33716
Writer’s Direct Dial: 727.567.5170 Fax: 866.208.0522 E-mail: Kenneth.Armstrong@RaymondJames.com

Ms. Karen Garnett
April 30, 2008

The Company’s 2007 proxy statement contained bonus formulas for the nine executive officers who were thought to be the most likely to be the named executive officers in the summary compensation table in the 2008 proxy statement.  The bonus formulas for six of those officers contained two components. The first component was a formula related solely to the pre-tax profits of the specific subsidiary / division managed by the executive.  The second component was participation in the “Company Performance Bonus Pool”.  As noted in the 2007 and 2008 proxy statements, the CGN&C Committee has, since fiscal 2006, determined to give some emphasis to the Company’s overall performance in determining bonus payments for senior management. It did so by basing the annual bonuses payable to those six officers upon not only a specific subsidiary / division formula, but also a newly established Company Performance Bonus Pool (“CPBP”).  In so doing, it reduced by approximately 25% the amount that would be generated by applicable subsidiary / division formula and added the CPBP, which would equal .75% of the Company’s total pre-tax profits.  For fiscal 2006, the CGN&C Committee allocated that pool among the six executives, based upon its assessment of each executive’s contribution to overall firm profits.  The 2007 proxy statement stated as follows with respect to the CPBP.

For fiscal 2007 and beyond, the Company Performance Bonus Pool will be allocated equally among the members of senior management participating in that pool, currently the six executives identified as participants in that table [the table in the proxy statement containing the fiscal 2007 bonus formulas for certain executive officers as approved by the CGN&C Committee].

(2007 Proxy Statement, Corporate Governance, Nominating and Compensation Committee Report on Executive Compensation, Overview and Philosophy, fourth paragraph, last sentence)

Thus, the equal allocation of the CPBP among the six executives participating in that pool was consistent with the bonus formulas disclosed in the Company’s 2007 proxy statement.  The subsidiary / division specific formulas for fiscal 2007 were adjusted to reflect an equal sharing of the CPBP.

The Company will add the following clause to the end of the CPBP allocation sentence in future proxy statements.

, consistent with the policy adopted by the CGN&C Committee for fiscal 2007 and beyond that was disclosed in the Company’s 2007 proxy statement.

Compensation of the Chief Executive Officer, page 11

3.
We note that you have disclosed how the CG&N Committee determined Mr. James’s bonus for fiscal 2007.  Please provide similarly detailed disclosure for salary and bonus compensation awarded to each of your named executive officers.

Ms. Karen Garnett
April 30, 2008

The Company will provide the additional disclosure in its 2009 proxy statement comparable to the following.

Salary increases for calendar year 2008 of the named executive officers (other than Mr. James) were as recommended by Mr. James to the CGN&C Committee.  Those recommendations (Mr. Trocin 4.19%, Mr. Riess 3.05%, Mr. Helck 4.13% and Mr. Julien 4.44%) were within the percentage range for calendar year 2008 that was also applicable to the overall Company employee population (3.0% to 4.5%).

Mr. James made recommendations to the CGN&C Committee for the annual bonuses to be awarded to the named executive officers (other than himself) based on the Company’s record net revenues and net income in fiscal 2007, his subjective assessment of their performance against individual goals he had set for, and discussed with, each of them, the growth and profitability of the business unit for which each was responsible, the absence of write-offs and significant adverse legal and regulatory matters in each of those units and their continued focus on the Company’s clients and shareholders.  The bonuses awarded were the following percentages of the amount generated by the respective bonus formula that was disclosed in the Company’s 2007 proxy statement: Mr. Trocin, 96%; Mr. Riess, 96%; Mr. Helck, 92%; and Mr. Julien, 78%.

Fiscal Year 2008 Bonus Formulas for Certain Executive Officers as Approved by the CGN&C Committee, page 14

4.
Please include the bonus formulas that correspond to the bonus amounts reflected in the summary compensation table.  We do not object to the additional disclosure of bonus formulas for the next fiscal year, but we believe that the bonus formulas for the most recently completed fiscal year should be included as part of the CD&A discussion for that year.

The Company will disclose the bonus formulas for each of the named executive officers for the most recently completed year in future proxy statements.

Grants of Plan Based Awards for Fiscal Year Ended September 30, 2007, page 16

5.
We note footnote (2) to the table, which refers to options granted every two years.  Please clarify whether the dollar amounts shown in the last column of the table reflect the grant date fair value of any option awards, or if those amounts relate solely to the restricted stock awarded in fiscal 2007.

The amounts shown in the last column of the “Grants of Plan Based Awards” table reflect only amounts related to restricted stock awarded in fiscal 2007.  No options were awarded to the named executive officers in fiscal 2007.  That same column in that table will reflect both option

Ms. Karen Garnett
April 30, 2008

and restricted stock awards in the 2008 proxy statement.  Thus, the mandated heading of that column will not need to be changed to reflect that the column only contains amounts related to restricted stock awards.

On behalf the Company, I acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Very truly yours,

/s/ Kenneth E. Armstrong

Kenneth E. Armstrong
Associate General Counsel
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716
Tel: 727/567-5170
Fax: 866/208-0522
Kenneth.Armstrong@RaymondJames.com